Exhibit (a)(iii)

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR CLASS E SHARES AT

THIS TIME, NO ACTION IS REQUIRED.

November 12, 2015

Dear Class E Stockholder:

We are writing with news regarding your investment in Dividend Capital Diversified Property Fund, Inc. (the “Company” or “DPF”). In July, DPF celebrated the three-year anniversary of launching its daily NAV-based offering of common stock. Over the past three years, DPF has made significant progress on its business plan. We have sold certain non-strategic assets and acquired assets that we believe should provide attractive risk-adjusted returns. For the trailing three years as of September 30, 2015, we have delivered a 9.0% average annualized total return to unclassified or “Class E” stockholders composed of a 5.3% average annual distribution return relative to NAV and a 3.7% average annual increase in NAV per share.

With respect to liquidity for holders of Class E shares of common stock of the Company, the Board continues to seek a balance between maximizing long-term stockholder value while providing liquidity for Class E stockholders. The Board further recognizes that, in order to make liquidity available above and beyond the inherent limitations of the current Class E Stockholder Redemption Program (“Class E SRP”) imposed by the Securities and Exchange Commission (the “SEC”), DPF will need to offer to repurchase shares pursuant to self-tender offers from time to time.

In an effort to give the Board more flexibility and to potentially provide more liquidity for Class E stockholders, the Board will evaluate each quarter whether to make liquidity available to Class E stockholders through a share redemption program or through a tender offer process. Although no assurances can be made, the Board currently intends to make liquidity available to Class E stockholders each year in an amount that is at least equal to the limit imposed by the SEC as described within the Class E SRP, which is an annual limit generally equal to 5% of the Class E shares outstanding at the beginning of any twelve month period.

Effective November 12, 2015, we are announcing both an amendment to the current Class E SRP (“the Amended Class E SRP”) and the commencement of a Tender Offer (“the Tender Offer”) to purchase up to $20 million of Class E shares at a price of $7.39 per share that expires on December 23, 2015. By offering to purchase Class E shares through this Tender Offer, DPF is able to provide approximately $10 million more of liquidity than would have been available for the fourth quarter under the SEC-imposed 5% limit. As detailed below, except for reasons of death and disability, Class E stockholders seeking to redeem their shares can only do so for the fourth quarter of 2015 through this Tender Offer.

We apologize in advance for any inconvenience, but if you have already submitted a request for redemption through the existing Class E SRP for reasons other than death and disability, your request will not be honored. In order to be eligible for redemption through the Tender Offer, you must submit the required paperwork in accordance with the terms of the Tender Offer. All Tender Offer documents are available in the Investor Relations section of DPF’s website, www.dividendcapitaldiversified.com. Hard copies of these documents will be provided upon request by calling (888) 310-9352. The Amended Class E SRP can only be used for redemptions in the case of death or disability.

Overview of Key Changes

Here is a summary of the key changes regarding Class E stockholder liquidity:

Amended Class E SRP. On November 12, 2015, the board of directors (the “Board”) of DPF approved the Amended and Restated Class E Share Redemption Program (the “Amended Class E SRP”). Under the

Amended Class E SRP, we have eliminated the one-year holding requirement and redemptions are only available in the event of the death or disability of a stockholder subject to the following limitation: unless approved by the Board, DPF will not make, during any consecutive twelve-month period, redemptions in the event of the death or disability of a stockholder that exceed five percent of the number of Class E shares of common stock outstanding at the beginning of such twelve-month period. Ordinary redemptions are no longer available under the Amended Class E SRP, therefore those seeking liquidity for reasons other than death or disability for the fourth quarter of 2015 should consider the Tender Offer (as defined below). All requests for redemption must be made in writing and received by us prior to the end of the applicable quarter and redemptions with respect to any calendar quarter will be effected on the 20th day following such calendar quarter (or, if not a business day, on the next business day) at a price equal to the NAV per share on the redemption date. If the board of directors decides to materially amend, suspend or terminate the Amended Class E SRP, we will provide stockholders with no less than 30 days written notice (relative to the redemption date). The Company may provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the stockholders. The Amended Class E SRP will be effective on December 12, 2015 and apply with respect to the fourth quarter of 2015. A copy of the Amended Class E SRP has been filed with a Current Report on Form 8-K available on the SEC’s website, www.sec.gov, and is available in the Investor Relations section of DPF’s website.

Commencement of Self-Tender Offer. The Board has authorized a self-tender offer (the “Tender Offer”) with respect to the fourth quarter of 2015 in order to provide additional liquidity to holders of shares of Class E shares of common stock of the Company. The Tender Offer is for up to $20 million of Class E shares at a price of $7.39 per share. This compares to an estimated $10 million of redemption capacity that would be available, given current limits imposed by the SEC, under the existing Class E SRP. Stockholders should carefully read the Offer to Purchase and Letter of Transmittal for the Tender Offer (collectively, the “Offer Materials”), each of which have been filed as exhibits to a Schedule TO filed with the SEC and are available in the Investor Relations section of DPF’s website, before making a decision with regard to the Tender Offer.

Neither the Company, its Board, nor DST Systems, Inc. in its capacity as Depositary, Paying Agent or Information Agent for the Tender Offer, makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make his or her own decision whether to tender shares, and if so, how many shares to tender. However, Class E stockholders should consider the information provided in the Offer Materials, including our most recent annual report on Form 10-K, quarterly report on Form 10-Q, and Portfolio Performance and Operational Review filed on a current report on Form 8-K, which are incorporated therein by reference and can be found in the “Investor Relations” section of our website, www.dividendcapitaldiversified.com, when making their decision.

We know that you may have questions about the Tender Offer and the Amended Class E SRP, and have included below a list of frequently asked questions and answers.

Frequently Asked Questions

Why change the existing Class E SRP?

The existing Class E SRP is subject to a SEC-imposed annual limit generally equal to 5% of the Class E shares outstanding at the beginning of any twelve month period. Since DPF’s conversion to a Daily NAV REIT, this 5% limit has not been sufficient to meet the liquidity needs of Class E stockholders. By executing a tender offer in the fourth quarter, DPF has the ability to redeem more shares than it would have been able to redeem under the existing Class E SRP. For example, given current SEC limits, DPF would have been able to redeem approximately $10 million of shares in the fourth quarter 2015, compared to the announced tender offer amount of $20 million.

Stockholders wishing to submit their shares for redemption in the fourth quarter of 2015 need to accurately complete and deliver a Letter of Transmittal to DPF by December 23, 2015. All forms and information related to the Offer have been filed as exhibits to a Schedule TO filed with the SEC, are available in the

Investor Relations section of DPF’s website at www.dividendcapitaldiversified.com, and will be provided upon request by calling (888) 310-9352.

Are you reducing the redemption capacity available to Class E stockholders?

No. Currently, the Board anticipates the liquidity provided through either the Amended Class E SRP or future tender offers, over any twelve month period will be at least equal to the liquidity that would have been provided to Class E stockholders under the SEC-imposed 5% limit.

How is the tender offer purchase price determined?

The tender offer price is equal to the daily NAV/share as of November 11, 2015 minus $0.02/share. The Tender Offer will be amended to reduce the purchase price if the daily NAV/share declines below the current purchase price during the term of the Tender Offer. We set the purchase price of the tender offer at $0.02/share less than the current NAV/share solely to reduce the risk that we would need to reduce the tender offer price while the Tender Offer is ongoing and, in connection with such a reduction, potentially need to extend the tender offer period beyond December 23, 2015 in accordance with SEC rules. In the event of an adjustment to the purchase price, we will file an amendment to the Schedule TO, make a public announcement and, depending on timing, may extend the term of the Tender Offer. If you tender any shares at any point during the Tender Offer before or after a downward price adjustment, such shares will remain validly tendered unless you withdraw your tendered shares in accordance with the terms of the Tender Offer.

What if I already submitted a redemption request for the fourth quarter 2015 through the Class E SRP?

Stockholders who submitted a request through the existing Class E SRP due to death or disability do not need to take further action. Requests for redemption received from stockholders for reasons other than death and disability will not be honored and DPF will provide these stockholders with the documents required to submit a redemption request through the Tender Offer, if they choose to do so. All forms and information related to the Tender Offer have been filed as exhibits to a Schedule TO filed with the SEC, are available in the Investor Relations section of DPF’s website at www.dividendcapitaldiversified.com, and will be provided upon request by calling (888) 310-9352.

What has been DPF’s performance since converting to a Daily NAV REIT?

We launched our daily NAV-based offering of three new classes of common stock (our “NAV offering”) on July 12, 2012. As of September 30, 2015, our trailing three year total return to our Class E stockholders equaled 29.7% on a cumulative basis and 9.0% on an average annualized basis, which is comprised of an average annual distribution return to our Class E stockholders of approximately 5.3% relative to our NAV and an annualized increase in NAV of approximately 3.7%. Over the past three years since our inception as a Daily NAV REIT, we also have sold certain non-strategic assets and acquired assets that we believe should provide attractive risk-adjusted returns. We have sought to increase further transparency and reporting of information to our stockholders, including a quarterly earnings and supplemental disclosure package. We also have implemented programs to increase share ownership among our directors, senior management, and other personnel, seeking further alignment of interests with our stockholders.

Do the Company’s directors or executive officers intend to tender Class E shares in the offer?

The directors and executive officers will not be participating in the Tender Offer. Furthermore, no directors or executive officers have participated in the share redemption program available to holders of Class A, Class W, and Class I stock.

If I choose not to participate in this Tender Offer or if only a portion of my shares are redeemed, what will be my options for liquidity in the future?

With respect to our Class E stockholders, our long-term goal is to raise sufficient proceeds in our ongoing primary offering to be able to accommodate those holders of Class E shares who would like us to redeem their shares. Currently, the Board intends to make liquidity available to Class E stockholders each year in an amount that is at least equal to the SEC imposed limit as described within the existing Class E SRP. The Board will evaluate each quarter whether to make such liquidity available to Class E stockholders through a share redemption program or through a tender offer process. There can be no assurances that we will seek or be successful in achieving liquidity strategies for our Class E stockholders within any certain time frame or at all. In any event, our board of directors will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

Sincerely,

Richard Kincaid Chairman of the Board Dividend Capital Diversified Property Fund Inc.

This letter is a communication to our stockholders relating to their current investment. This letter is not an offer to sell securities or a solicitation of an offer to buy securities.

Forward-Looking Statements

This letter contains forward-looking statements. Words such as “may,” “will,” “expect(s),” “could,” “should,” and “continue” and similar statements are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results that are materially different than those described in the forward-looking statements. We cannot give assurance that its expectations will be attained. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors that may cause DPF’s results to vary are general economic and business (particularly real estate and capital market) conditions being less favorable than expected, changes in laws or regulations (including changes to laws governing the taxation of REITs), failing to meet capital raising goals and other risks detailed in our 2014 Annual Report and our Annual Report on Form 10-K filed with the SEC (which is available at www.sec.gov), as well as risks detailed in our other filings made from time to time with the SEC. Except as required by applicable securities laws, DPF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

518 Seventeenth Street, 17th Floor Denver, Colorado 80202 Tel 303.228.2200 Fax 303.228.2201 www.dividendcapitaldiversified.com

November 12, 2015

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

THIS IS NOTIFICATION OF THE

OFFER TO PURCHASE UP TO $20 MILLION

OF SHARES OF ITS OUTSTANDING UNCLASSIFIED COMMON STOCK

AT A PURCHASE PRICE OF $7.39 PER SHARE

PLEASE DISREGARD THIS NOTICE IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR

SHARES ON THE TERMS AND CONDITIONS SPECIFIED BELOW

Dear Stockholder,

We have sent this letter to you to announce the commencement of a self-tender offer by Dividend Capital Diversified Property Fund Inc. (the “Company,” “we,” or “our”). The purpose of this Offer (as defined below) is to provide limited liquidity to holders of shares of our unclassified or “Class E” common stock (the “Shares”) by offering to repurchase certain of those Shares at a purchase price equal to $7.39 per Share, subject to the terms and conditions of the Offer. The Offer, proration period and withdrawal rights will expire at 5:00 p.m. Central Time, on Wednesday, December 23, 2015, unless the Offer is extended.

If you would like to tender a portion or all of your Shares pursuant to the terms of this Offer, you must obtain from our website, or request that we mail to you, a copy of the Offer to Purchase, dated November 12, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”) and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”). Please read the following pages and the Share Repurchase Package carefully as they contain important information about the Offer. The Share Repurchase Package is filed with the Securities and Exchange Commission and may be obtained free of charge at www.sec.gov. Additionally, the Share Repurchase Package may be obtained as follows:

Website:	www.dividendcapitaldiversified.com

Toll-Free Telephone Number:	(888) 310-9352

Mailing Address:	DST Systems, Inc.
PO Box 219079
Kansas City, MO 64121-9079

Overnight Courier Address:	DST Systems, Inc.
430 W. 7th Street, Suite 219079
Kansas City, MO 64105

Stockholders may also contact their broker, dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the Offer.

While our board of directors has approved the Offer, neither the Company, our board of directors, nor DST Systems, Inc. in its capacity as Depositary, Paying Agent or Information Agent for the Offer, makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make his or her own decision whether to tender Shares, and if so, how many Shares to tender.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated November 12, 2015, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance or offers to sell Shares would not be in compliance with the laws of that jurisdiction.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SHARE REPURCHASE TERMS

Dividend Capital Diversified Property Fund Inc., a Maryland corporation (the “Company,” “we,” “us,” or “our”) is offering to purchase shares of the Company’s unclassified common stock, par value $0.01 per share, also referred to as “Class E” shares (“Shares” or “Class E Shares”), for cash in an amount up to $20 million upon the terms and conditions described in the Offer to Purchase dated November 12, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) and the related Instructions to Letter of Transmittal (the “Instructions”). The Offer to Purchase and the Letter of Transmittal, including the Instructions, constitute the “Offer.” The Offer has been approved by our board of directors (the “Board”).

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase. The Offer is for cash at a purchase price equal to $7.39 per Share (the “Purchase Price”), on the terms and conditions set forth in the Offer.

Because there is no public trading market for the Shares, we cannot provide a market price for the Shares. In accordance with our valuation procedures, we do calculate on a daily basis the net asset value (“NAV”) per Share determined in accordance with our valuation procedures. On each business day, our NAV per Class E Share is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352. The NAV per Share on the last business day prior to the date of this Offer was $7.41 per Share. Tendering stockholders whose Shares are accepted for payment will lose the opportunity to participate in any potential future upside and future growth of the Company with respect to such Shares and will lose the right to receive any future distributions or dividends that we may declare and pay. The daily NAV of our Shares may be higher than the Purchase Price but will not be lower, as described further below. Stockholders are urged to obtain the most recent NAV per Share before deciding whether to tender their Shares.

The Purchase Price is subject to adjustment. If the daily NAV per Share declines below $7.39 during the term of the Offer (the “Term”), we will adjust the Purchase Price for Shares purchased in the Offer to be equal to or slightly lower than the lowest NAV per share during the Term. In the event of an adjustment to the Purchase Price, we will file an amendment to the Schedule TO, make a public announcement and, depending on timing, may extend the Term. If you tender any Shares at any point during the Term before or after a downward Purchase Price adjustment, such Shares will remain validly tendered unless you withdraw your tendered Shares in accordance with the terms of the Offer.

The Company will purchase, for the Purchase Price, all Shares properly tendered and not properly withdrawn prior to the Expiration Date (as defined below), upon the terms and subject to the conditions of the Offer, including the “odd lot” priority and proration provisions (as described in the Offer to Purchase). Under no circumstances will the Company pay interest on the Purchase Price for the Shares, even if there is a delay in making payment, nor will you be entitled to distributions on record dates that occur on or after the date that the Company accepts your Shares for purchase.

The term “Expiration Date” means 5:00 p.m., Central Time, on December 23, 2015, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended, shall expire.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority and proration provisions of the Offer, and therefore properly purchased Shares that are properly tendered and not properly withdrawn only when, as and if the Company gives oral or written notice to DST Systems, Inc. (“DST”), the depositary and the paying agent for the Offer, of its acceptance of such tendered Shares for payment. The Company will make payment for Shares tendered and accepted for payment under the Offer only after timely receipt by DST in its capacity as the depositary for the Offer of: (i) a properly completed and duly executed Letter of Transmittal and any required signature guarantees, and (ii) any other documents required by the Letter of Transmittal. Stockholders may be charged a fee by a broker, dealer commercial bank, trust company, custodian or other nominee for tendering Shares on the stockholder’s behalf.

Upon the terms and subject to the conditions of the Offer, if more than $20 million of Shares have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will first purchase all Shares properly tendered and not properly withdrawn by any “odd lot holder” (i.e., a stockholder of less than 100 Shares) who tenders all of their Shares, and second will purchase all other purchase properly tendered Shares on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares.

We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to DST and making a public announcement thereof no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable law, the Company further reserves the right, in its reasonable discretion and regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or are deemed by the Company to have occurred, to amend the Offer in any respect, including, without limitation, by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or a comparable service or by filing a Current Report on Form 8-K.

Generally, the receipt of cash from the Company in exchange for a stockholder’s Shares will be a taxable event for the stockholder for U.S. federal income tax purposes. The receipt of cash for a stockholder’s Shares generally will be treated for U.S. federal income tax purposes either as: (1) a sale or exchange eligible for gain or loss treatment, or (2) a distribution in respect of stock from the Company, as described in Section 16 of the Offer to Purchase. Each stockholder should consult with their tax advisor to evaluate the tax consequences of tendering or selling Shares in the Offer.

Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after January 11, 2016. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. For such withdrawal to be effective, the stockholder must either call the Company or send a Withdrawal Letter to DST by mail or overnight courier service to be timely received by DST at the address specified on the Instructions.

The Company will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any Withdrawal Letter, and such determination will be final and binding, subject to a stockholder’s right to challenge the Company’s determination in a court of competent jurisdiction. None of the Company, its affiliates, DST or any other person will be under any duty to give notification of any defect or irregularity in any Withdrawal Letter or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The Offer is designed to provide limited liquidity to holders of Shares, for which there is no current public market. Going forward, the Board will evaluate each quarter whether to make liquidity available to Class E stockholders through the Class E share redemption program (the “Class E SRP”) or through a tender offer process. Although no assurances can be made, the Board currently intends to make liquidity available to Class E stockholders in an amount that, during any consecutive twelve month period, is at least equal to five percent of the number of Class E Shares outstanding at the beginning of such twelve-month period, regardless of whether such liquidity will be made available through the Class E SRP or a tender offer, and excluding liquidity made available in the event of the death or disability of a stockholder.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.